SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc (the "Company")

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

The Prudential Group Share Incentive Plan

The Prudential Group Share Incentive Plan (the "Plan") is an HMRC approved share incentive plan available to all eligible employees including persons discharging managerial responsibilities (PDMRs).  Each month the Plan Trustee invests participants' contributions in the ordinary shares of the Company at the prevailing market price, which are held in the Plan Trust in accordance with the Plan Rules.

The Company was advised on 9 May 2016 of the following purchases on behalf of:

PDMR	Shares Purchased	Share Price	Total beneficial interest	Number of shares held subject to performance conditions	Total interest in shares
M Wells1	15	£13.165	532,208	1,084,648	1,616,856
J Foley	15	£13.165	264,442	554,328	818,770
M McLintock	15	£13.165	195,257	126,185	321,442
N Nicandrou	14	£13.165	283,297	495,882	779,179
J Adams	14	£13.165	25,511	144,845	170,356
R Hariharan	13	£13.165	14,587	119,059	133,646
J Oliver	11	£13.165	17,523	62,644	80,167
A Porter	14	£13.165	24,562	158,458	183,020

[1] Mike Wells' beneficial interests are made up of 103,380 ordinary shares and 214,414 ADRs (shown in the above table as ordinary shares). Prudential plc ADRs are issued at a ratio of 1 ADR being equal to 2 Prudential plc ordinary shares of 5p each.

Additional information

Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.

Contact

Angela Zeng, Company Secretarial Assistant, +44 (0) 20 7548 3943
Stefan Bort, Deputy Group Secretary, +44 (0) 20 7548 2115

Date of notification
10 May 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 10 May 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Stefan Bort

Stefan Bort
Deputy Group Secretary